FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Press Release dated February 3, 2003, titled, “Repsol YPF Acquires an Additional 20% of BP Assets in Trinidad and Tobago”.

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Press Release

Corporate Direction External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsol-ypf.com

Madrid, 3 February 2003
Number of pages: 2

REPSOL YPF ACQUIRES AN ADDITIONAL 20%
OF BP ASSETS IN TRINIDAD AND TOBAGO

The Company tripliques its production and assets in this region

Repsol YPF has exercised an option to acquire, effective January 1, 2003, an additional 20% interest in BPRY, the 100% owner of BP Trinidad & Tobago LLC (BPTT), which owns production assets in Trinidad & Tobago.

This buy option was included in the BPRY Limited Liability Company Agreement entered into on October 20, 2000 under which Repsol YPF, through its affiliate, Repsol YPF T&T S.A., purchased a 10% interest in BPRY with the option to acquire an additional 20% interest, effective January 1, 2003, at a predetermined price.

Due to this latest acquisition, the participation of Repsol YPF in BPTT has increased to 30%, tripling the Group’s interest in the hydrocarbon reserves and production in Trinidad & Tobago.

BPTT’s production in Trinidad rose to 280,000 barrels of oil equivalent per day in 2002 (of which 76% is natural gas production) and is expected to grow to approximately 350,000 barrels of oil equivalent per day in 2003.

Repsol YPF’s net share of BPTT production will now be 105,000 barrels of oil equivalent per day, which represents approximately 10% of Repsol YPF’s daily production worldwide.

BPTT’s recent excellent exploration results together with the sustained high potential of the fields already in production, indicates a significant increase in gas and liquid reserves in the foreseeable future.

For Repsol YPF, this acquisition is strategically significant. It diversifies the geographic distribution of hydrocarbon reserves, and substantially reinforces Repsol YPF’s position in the gas value chain in the Atlantic Basin. Given its advantageous geographic position, Trinidad and Tobago allows the monetisation of gas reserves under favourable economic conditions in markets such as the United States, the Caribbean, and Northern Brazil.

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Press Release

Supplementary information.

52% of BPTT’s current gas production is used to supply the Atlantic LNG gas liquefaction plant, in which an affiliate of Repsol YPF is an established shareholder. The remainder supplies the local gas market.

BPTT supplies 100% of Train 1 production (in which Repsol YPF holds 20% shareholding), and whose nominal annual capacity is 4 billion cubic metres. It also supplies 50% of Train 2 (Repsol YPF holds 25% shareholding), with annual nominal capacity of 4.4 billion cubic metres, and 75% of Train 3 (Repsol YPF holds 25% shareholding), start-up due June 2003, with annual nominal capacity of 4.4 billion cubic metres.

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This press release contains statements that Repsol YPF believes constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including with respect to trends affecting Repsol YPF’s financial condition, results of operations, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures and investments. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict. Accordingly, Repsol YPF’s future financial condition, results of operations, production volumes, reserves, capital expenditures and investments could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in Repsol YPF’s filings with the Securities and Exchange Commission; in particular, those described in Section 1.3 “Key Information about Repsol YPF―Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2001. Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	February 4, 2003	By:	/s/ Carmelo de las Morenas
			Name:	Carmelo de las Morenas
			Title:	Chief Financial Officer